

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

October 26, 2007

Mr. Kulwant Sandher
Chief Financial Officer
Delta Oil & Gas, Inc.
2600 144 4th Ave S.W.
Calgary, Alberta T2P 3N4

> **Re:     Delta Oil & Gas, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 19, 2007**
> **File No. 000-52001**

Dear Mr. Sandher:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 Form 8-K filed October 19, 2007

1.      Item 304(a)(1)(ii) of Regulation S-B requires a statement about whether or not the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. Please amend your

disclosure as appropriate to make reference to the going concern paragraph issued by your former accountants in their report dated March 23, 2007.

2.      With respect to disclosure surrounding disagreements with your former accountants, please expand your disclosure to specifically state whether during your two most recent fiscal years and any subsequent interim period through to the date of resignation, there were any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreements(s) in connection with its report, as required by Item 304(a)(1)(iv) of Regulation S-B.

3.      We note your reference to "the matters described in paragraphs (a)(1)(v)(A) through (D) of Item 304 of Regulation S-K." Given your filing history as a small business issuer, please review the requirements under Regulation S-B and revise your disclosure as necessary or otherwise advise.

4.      To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Closing Comments

As appropriate, please amend your filing and file your supplemental response via EDGAR to respond to these comments within five business days. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Kulwant Sandher
Delta Oil & Gas, Inc.
October 26, 2007
Page 3


· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

If you have questions regarding these comments or related matters, please contact
Jennifer O'Brien at (202) 551-3721.

Sincerely,


Jill S. Davis
Branch Chief